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                      [PROCOM TECHNOLOGY, INC. LETTERHEAD]


VIA EDGAR

April 3, 2001



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549


Attention: Ms. Johanna V. Losert

     Re: Procom Technology, Inc.
         Form S-3 Registration Statement Filed on November 22, 2000 File No. 333-50562

Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), Procom Technology, Inc., a California corporation (the "Registrant"), hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") to withdraw the above-referenced registration statement, together with all exhibits, amendments and supplements thereto (the "Registration Statement"). The Registration Statement was first filed with the Commission on November 22, 2000 and has not been declared effective by the Staff.

     Please direct any questions you have regarding Registrant's request to withdraw the Registration Statement to J. Jay Herron at (949) 737-2902.


                                               Very truly yours,


                                               /s/ ALEX AYDIN
                                               -----------------------
                                               Alex Aydin
                                               Chief Financial Officer